Deshyo LLC
Balance Sheet
(Unaudited)

	December 31, 2017
ASSETS	
Cash	$ 1,147
Total current assets	1,147
Total assets	$ 1,147
LIABILITIES AND MEMBERS' DEFICIT	
Total current liabilities	-
Commitments and contingencies	-
Membership units, 7,500,000 outstanding	-
Paid-in-capital	10,100
Accumulated deficit	(8,953)
Total members' deficit	1,147
Total liabilities and members' deficit	$ 1,147